UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

LINE CORPORATION

(Name of Subject Company (Issuer))

NAVER J. HUB CORPORATION (Offeror)	SOFTBANK CORP. (Offeror)

a direct wholly owned subsidiary of NAVER CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Class of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

c/o NAVER Corporation 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea Phone Number: +82-1588-3830 Attention: Mr. Jemin Ryoo	SoftBank Corp. 1-9-1 Higashi-shimbashi Tokyo Shiodome Bldg. Minato-ku, Tokyo, Japan Phone Number: +81-3-6889-2000 Attention: Mr. Hideyuki Sato

With copies to:

Paul J. Shim, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Phone Number: 212-225-2000	Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Phone Number: +82-2-6353-8030	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong Phone Number: +852-2514-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
U.S. $701,797,884.75	U.S. $91,093.37

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 11,583,418, the number of Common Shares estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of June 30, 2020, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per Common Share as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P., and (ii) the product of (x) 2,217,917, the number of ADSs outstanding as of the close of business on July 24, 2020, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per ADS as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	U.S. $91,093.37
Form or Registration No:	Schedule TO
Filing Party:	NAVER Corporation
Date Filed:	May 27, 2020, August 3, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to Schedule TO (the “Amendment”) amends and supplements the tender offer statement filed as Amendment No. 3 to Schedule TO on August 3, 2020, as amended and supplemented by Amendment No. 4 to Schedule TO filed on August 4, 2020 (the “Existing Schedule TO”, and as amended and supplemented by this Amendment, the “Schedule TO”). This Schedule TO is being filed by (i) NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, (ii) NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) (“NAVER Purchaser”) and a direct wholly owned subsidiary of NAVER, and (iii) SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank”, and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the Tokyo Stock Exchange (the “TSE”). This Schedule TO relates to the joint offer by the Purchasers to purchase (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares”, and each, a “Common Share”), of LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE”) listed on the New York Stock Exchange and the First Section of the TSE and a consolidated subsidiary of NAVER, that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”), and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs”, and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS (which is equivalent to U.S. $51.06 per ADS based on an exchange rate of U.S. $1.00 = JPY 105.365, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on September 16, 2020, as reported by Bloomberg L.P., rounded to the nearest whole cent), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, the Purchasers made an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 and 2025 issued by LINE (the “Convertible Bonds”), from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer”, and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer was for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer.

The Offers were made pursuant to the business integration agreement, dated as of December 23, 2019, by and among NAVER, LINE, SoftBank and Z Holdings Corporation, a Japanese corporation (kabushiki kaisha) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank, and the transaction agreement, dated as of December 23, 2019, by and between NAVER and SoftBank.

Except as otherwise set forth in this Amendment, the information set forth in the Existing Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Existing Schedule TO.

ITEMS 1 THROUGH 9; ITEM 11

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The U.S. Offer expired at 2:30 a.m., New York City time, on September 15, 2020 (the “Expiration Date”). The consummation of the U.S. Offer was not subject to any condition that a minimum amount of Common Shares and/or ADSs be tendered into the Offers. At the end of the period from the commencement of the Offers on August 3, 2020 to (and including) the Expiration Date (the “Offer Period”), a total of 30,143,898 Common Shares and 1,090,772 ADSs had been tendered and not withdrawn pursuant to the Offers, representing in the aggregate approximately 12.9% of the Common Shares (including those represented by ADSs) outstanding as of June 30, 2020. Pursuant to Japanese law and regulation, the settlement of the Japan Offer will occur on September 24, 2020, the fifth Japan business day following the Expiration Date. The Purchasers expect the settlement of the U.S. Offer (the “Settlement”) to occur on the same day as the settlement of the Japan Offer. At the Settlement, all Common Shares and ADSs that were validly tendered into the U.S. Offer and not properly withdrawn during the Offer Period will be accepted for payment by the Purchasers.

ITEM 12. EXHIBITS

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ix) Press Release issued by NAVER Purchaser and SoftBank, dated September 16, 2020 (English translation).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2020

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director

SOFTBANK CORP.

By:	/s/ Yutaka Uemura
Name:	Yutaka Uemura
Title:	Vice President, Corporate Planning